Nevada Health Scan, Inc.

16459 Pauhaska Place

Apple Valley, California   92307

February  21, 2011

Jennifer Gowetski

Senior Counsel

U.S. Securities & Exchange Commission

Washington, DC  20549

Re:

Nevada Health Scan, Inc.

Form 10-12G

Dear Ms. Gowetski:

In response to your letter dated February 17, 2011, we reply below using your comment numbers.

1.

The revised disclosure was made on page 2 of the redline filed herewith.

2.

The revised disclosure was made on pages 13 and 14 of the redline filed herewith.

3.

The correction from “written” to “unwritten” was made on page 13 of the redline filed herewith.

4.

The revised footnote is on page 18 of the redline filed herewith.

5.

The requested footnote is on page 18 of the redline filed herewith.

6.

The reference to Daniel Masters was an error and has been deleted from page 21 of the redline.

7.

Footnote 4 to the Financial Statements has been revised and the audit updated.

8.

The updated Auditor’s Consent is filed herewith.

The Company further acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Daniel C. Masters

/s/ Dean Konstantine

Daniel C. Masters, Esq.

Dean Konstantine

Counsel to Nevada Health Scan, Inc.

President of Nevada Health Scan, Inc.